

June 28, 2013

Via E-mail
Warren M. Dillard
President and Chief Executive Officer
Vanguard Energy Corporation
1330 Post Oak Blvd., Suite 1600
Houston, TX 77506

> **Re:** **Vanguard Energy Corporation**
> **Post-effective Amendment No. 3 to Form S-1 filed June 20, 2013**
> **Response dated June 24, 2013**
> **File No. 333-174194**

Dear Mr. Dillard:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-effective Amendment No. 3 to Form S-1

1. We note your response to the comment in our letter to you dated May 6, 2013 and reissue the comment in part. With regard to warrants that have already been exercised and shares that have already been issued, please explain to us the time period over which the exercises and sales occurred.

2. In the table accompanying your Explanatory Note on page 3, the 4,800,000 figure in the column with the heading "Covered by New Registration Statement (333-187697)," is described as "Shares of common stock issuable upon exercise of the Class A warrants, including the Class A warrants underlying the representative's warrant." Please explain to us how this can be reconciled with your statement regarding Amendment No. 1 to your Form S-3 (file no. 333-187697) that you are "not registering any shares issuable upon the exercise of warrants which are not outstanding."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief